BITFRONTIER CAPITAL HOLDINGS, INC.

April 30, 2018

Via Edgar

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

100 F. Street, N.E.

Washington, D.C. 20549

Re:        BitFrontier Capital Holdings, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed February 7, 2018 and Amendment No. 1 Filed April 4, 2018

File No. 024-10800

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated April 25, 2018 concerning BitFrontier Capital Holdings, Inc. (the “Company”) and the offering statement on Form 1-A referenced above.

General

1.We note your revised disclosure in response to comments 1 and 5. Please revise to clarify how long you intend to hold digital assets before selling them and whether you may encounter difficulties trying to sell them.

We have added disclosures discussing how long we intend to hold digital assets and possible difficulties we may encounter trying to liquidate them on page 5 of the Offering Circular.

As discussed elsewhere, our business model consists of deploying and maintain specialized computer equipment to mine and verify transactions on the blockchain network, and as such we are paid out daily in the form of digital assets. Since this is our primary business model, we intend to sell our digital assets we receive from verifying transactions on the blockchain the same day to expand our business and purchase more mining equipment and pay the necessary costs associated with cryptocurrency mining.

Additionally, as stated elsewhere in the Offering Circular, we intend to sell (“Convert”) our digital assets to fiat currency (“USD”) via the exchange GDAX which is owned and operated by Coinbase, one of the largest cryptocurrency exchanges as of the date of this filing. In the event that GDAX lacks enough liquidity for us to convert our cryptocurrency to USD, or the price of the digital asset we are liquidating is less than it is on other exchanges, we may be forced to use another exchange to convert our digital assets to USD, such as Bitfinex, Poloniex, and Bittrex.

2.Refer to prior comment 6. Please quantify in the summary the minimum funds required for your planned operations as previously requested. For example, quantify the minimum funds necessary to construct and operate your first mining facility. Also, please reconcile your use of proceeds disclosure with your milestone discussion. It is unclear, for example, how you will begin construction of your third facility as you state on page 59 if you only raise 50% of the offering, given your disclosure in the use of proceeds that if you “were to raise 50% of the Maximum Offering, then we would be able to build out completely our first cryptocurrency mining facility and begin construction on our second.”

We have added the required funds necessary to construct and operate our first facility, however this is a range as the majority of the buildout cost will be in purchasing miners and we can operate the facility with just one miner for example and scale as we obtain the funds. Additionally, we will be able to start preparing for the facility

BITFRONTIER CAPITAL HOLDINGS, INC.

with very little proceeds. For example, we have already purchased and constructed the ethernet cables for the facility as well as the power distribution unit wiring. Relating to the Offering Circular for example, with

$83,998.88 we can purchase all of the server racks and switches for the first facility and begin to assemble them and store them offsite until we are able to purchase the land and facility at which point we can move them into the facility to speed up the construction time.

We have also reconciled are use of proceeds with our milestone disclosures.

3.We note your revised disclosure in response to comment 10 regarding executive officer experience for Messrs. Karras and Storm. Please revise to clarify the relevant positions or experience underlying their “deep understanding of blockchain technologies” and “several years of experience in the cryptocurrency industry.”

We have added disclosures discussing Mr. Karras and Mr. Storm’s experience in the cryptocurrency industry.

Mr. Karras and Mr. Storm have several years of experience trading for their own respective accounts on many online cryptocurrency exchanges, such as GDAX, Poloniex, and Bittrex.

In addition, Mr. Karras has owned and operated personal GPU miners as well as ASIC mining equipment such as Bitmain’s S9 miner which we plan to be our primary mining equipment.

Management’s Discussion and Analysis…, page 36

Critical Accounting Policies and Estimates, page 39

4.We note your response to comment 4. Please revise your disclosure to address how you intend to account for and value your digital assets in accordance with US GAAP

We have expanded our disclosure to further discuss how we intend to account for our digital assets in accordance with US GAAP.

In addition to our previous explanation, digital assets have the following requirements when it comes to fitting them into the US GAAP standards:

•Cash, cash equivalents, and foreign currency: Because cryptocurrencies are generally not accepted as legal tender, and are not backed by a government, they do not qualify as cash. Cryptocurrencies are also not cash equivalents because they are not investments that are either (1) readily convertible to cash or (2) so near their maturity that they have insignificant risk. Similarly, cryptocurrencies do not meet the definition of foreign currency as they are not cash.

•Financial Instrument: Because cryptocurrencies do not represent the contractual right to receive or exchange cash or a financial instrument, they are not financial instruments.

•Commodity: “Commodity,” while used throughout the accounting standards, is neither a defined term, nor does it have special accounting treatment. Rather, commodities are generally accounted for as inventory.

•Inventory: Cryptocurrencies are often purchased or mined with the intent to sell them. Thus, cryptocurrencies may meet some of the characteristics of inventory. However, as cryptocurrencies are not tangible assets, they may not meet the definition of inventory.

•Intangible asset: This is the widest of the definitions. Intangible assets are those that lack physical substance. Cryptocurrencies inherently lack physical substance and, therefore, fall within this definition. Further, as cryptocurrencies have no prescribed life, they would be classified as indefinite-lived.

Cryptocurrencies meet the definition of an intangible asset. This model results in holdings of cryptocurrencies being recorded at the cost of acquisition, subject to impairment.

When cryptocurrency is purchased, the intangible asset would be measured at the price paid or consideration given to obtain the cryptocurrency. Unlike a direct purchase, miners are awarded units, but they incur costs

BITFRONTIER CAPITAL HOLDINGS, INC.

of computing equipment, electricity, and other expenses. At issue for the miners is whether the associated costs should be capitalized as an intangible asset or expensed.

Taking into account the above US GAAP Guidelines that relate to cryptocurrency, as well as our previous discussion on how we intend to account for our digital assets and relevant IRS Publications:

The IRS declared in its crypto notice that mining income is taxable gross receipts for purposes of U.S. income tax. The fair market value of virtual currency is includible in gross income when it is successfully mined (Notice 2014-21, Q&A 8). Fair market value must be calculated in a consistent and reasonable manner (Q&A 5). An example could be the exchange which a miner transacts with if it is liquid.

Once we commence our operations, we will be paid cryptocurrency once a day from the blockchain. After taking the fair market value of that cryptocurrency payment, it will be recorded as gross income. Once we transfer that cryptocurrency payment to an exchange like Coinbase to “Convert” it to fiat currency, i.e. US dollars, then the ordinary income rate applies to any gain or loss from the conversion if it is different than the fair market value recorded on the date we received the payment.

Under Code Section 162, ordinary and necessary expenses paid or incurred during the taxable year in carrying on any trade or business are deductible.

The examples of expenses miners incur are:

•Cost of hardware to mine (ASIC miner, GPU rigs, cost of computer)

•Electricity cost

•Miner pool fees and exchange fees

Thus, our mining expenses, which will include the above, but not solely limited to, will be written off against our gross income and (capital gains, or loss if held our cryptocurrency and not converted in the day we received it against the fair market value we recorded as gross income.)

It should also be noted that the cost of mining equipment may be subject to depreciation provisions, although equipment is relatively cheap relative to the Section 179 and bonus depreciation (168(K)) provisions, meaning a significant amount can be written off in the first year.

As discussed in the Offering Circular, we plan to rely on BitGo Inc.’s wallet which includes a full audit trail for accounting purposes. For example, on Tuesday December 26th, 2018 we are paid .85 Bitcoin with a fair market value of $10,000.00 per 1 Bitcoin or $8,500.00 of Gross Income for the day. In complying with the IRS 2014-21, Fair market value must be calculated in a consistent and reasonable manner (Q&A 5). For us, that means taking the fair market value of the low of Bitcoin for that day, will be included in our gross income. When we transfer this Bitcoin to an online exchange such as GDAX, we sell this bitcoin for $9,000.00. For the time that we held it, in accordance with the US GAAP standards as discussed above, this will be considered an Intangible Asset. The difference of $500.00 will be taxed as a capital gain and recorded as such. Additionally, the expenses as discussed above, will be deducted from our gross income. Depreciation as discussed above, will also be deducted from our income. Utilizing Bitgo’s audit trail, we will be able to automatically reconcile the fair market value we recorded as our income, against the price we actually sold (“Converted”) the Bitcoin to obtain our capital gain or loss each day.

See below for an example income statement which follows the same accounting standards we plan to follow:

BITFRONTIER CAPITAL HOLDINGS, INC.

*Please note this is an example used from: https://steemit.com/money/@cryptotax/bitcoin-earned-from-mining-is-taxable-income-how-to-calculate

However, it follows the same guidelines and standards that we plan on following.

Cryptocurrency Mining, page 40

5.Please tell us your consideration of whether any of the digital assets listed on pages 43 and 44 may be securities and whether you may be subject to the securities laws including the requirements that the offers or sales be registered under The Securities Act 1933 or made under an available exemption when you convert or offer or sell such digital assets.

We have added disclosures based on the above question.

As discussed throughout the Offering Circular, our business model consists of deploying and maintain specialized computer equipment to mine and verify transactions on the blockchain network, and as such we are paid out daily in the form of digital assets. None of the digital assets listed on page 43 or 44 are our own cryptocurrencies and are coins that we may mine in the future with our mining equipment. As such, these coins are obtained by us for verifying the transactions on the blockchain and is our primary source of revenue. These coins have already been introduced

BITFRONTIER CAPITAL HOLDINGS, INC.

to the markets and we are merely (“Converting”) these coins once we receive them from our operations to that of fiat currency, or USD. We are not actually selling any currency to the general public or conducting or participating in any form of ICO’s. Since we are merely converting these coins to fiat currency in the form of USD we do not believe we will in anyway be subject under the Securities Act of 1933 for our operations.

Please note that we have additionally updated the offering to properly disclosure subsequent events. We have also made a few typographical corrections.

The Company hereby acknowledges:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Spencer Payne

Spencer B. Payne

President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board

cc:           John E. Lux, Esq.